FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2023

Commission File Number: 001-39966

New Found Gold Corp.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

WeWork c/o New Found Gold Corp.
1600 - 595 Burrard Street
Vancouver, British Columbia
Canada V7X 1L4
845-535-1486
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F _______        Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

New Found Hits 119 g/t Au Over 4.10M & 147 g/t Au Over 2.70M at Jackpot

VANCOUVER, British Columbia--(BUSINESS WIRE)--September 5, 2023--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the results from 30 diamond drill holes that were completed as part of a follow-up drill program designed to test the new Jackpot discovery located 2.5 km north of Keats along the highly prospective Appleton Fault Zone (“AFZ”) in addition to results from systematic grid drilling in the Everest region. New Found’s district-scale Queensway Project comprises a 1,662km2 area, accessible via the Trans-Canada Highway, 15km west of Gander, Newfoundland and Labrador.

Jackpot Highlights:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-22-918[4]	161.95	164.70	2.75	18.60	Everest
Including	161.95	162.95	1.00	44.23
NFGC-23-1423[1]	20.40	23.10	2.70	146.67	Jackpot
Including	20.40	22.50	2.10	188.10
Including	21.40	21.80	0.40	699.00
And Including	22.10	22.50	0.40	241.00
NFGC-23-1425[2]	36.90	41.00	4.10	118.73	Jackpot
Including	36.90	39.00	2.10	229.71

Table 1: Jackpot Drilling Highlights

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170% to 95% and 240% to 70% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

  Jackpot is a new discovery that was announced on June 22, 2023 with the discovery hole interval of 95.7 g/t Au over 3.25m in NFGC-23-1292 intercepted at a vertical depth of just 20m and situated 280m east of the AFZ.
  Follow-up drilling, which includes today’s holes, was designed to efficiently determine the orientation of the vein for continued expansion drilling. 119 g/t Au over 4.10m in NFGC-23-1425 and 147 g/t Au over 2.70m in NFGC-23-1423 are located 20m down-dip and 15m along strike, respectively, of previously reported NFGC-23-1292. All three intervals occur at a vertical depth ranging from just 20m-40m (Figures 1-4).
  Initial drilling indicates that Jackpot is an approximately east-west striking, steeply north-dipping high-grade gold-bearing fault that is laced with coarse-grained visible gold.
  An aggressive follow-up program continues to expand on this new discovery, which remains open in all directions.

Greg Matheson, COO of New Found, stated: “Jackpot is another exciting discovery for our team, delivering exceptional high-grade and near-surface gold mineralization a full 2.5km north of our flagship Keats zone. The caliber of today’s intercepts speaks to the growing mineralized canvas at Appleton North and demonstrates that these newly identified structures are host to high-grade mineralization akin to many of our better-defined zones to the south. Similar to Lotto, Jackpot is characterized by the presence of an abundance of coarse gold that is associated with a substantial brittle fault and quartz veining. One drill is incrementally stepping out on this new discovery to follow it along strike and to depth with additional results expected in the near term.”

Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-22-905[4]	118.95	125.25	6.30	1.13	Everest
And[2]	181.00	183.35	2.35	1.41
NFGC-22-918[4]	161.95	164.70	2.75	18.60	Everest
Including	161.95	162.95	1.00	44.23
NFGC-22-956[4]	93.55	96.50	2.95	1.53	Everest
And[4]	221.40	224.00	2.60	1.39
NFGC-22-976	No Significant Values				Everest
NFGC-22-1000	No Significant Values				Everest
NFGC-22-1006[4]	25.35	28.55	3.20	1.65	Everest
And[4]	73.00	75.25	2.25	1.74
NFGC-22-1030	No Significant Values				Everest
NFGC-23-1111	No Significant Values				Everest
NFGC-23-1175	No Significant Values				Everest
NFGC-23-1183[1]	174.50	176.50	2.00	1.60	Everest
NFGC-23-1192	No Significant Values				Everest
NFGC-23-1198	No Significant Values				Everest
NFGC-23-1214	No Significant Values				Everest
NFGC-23-1233	No Significant Values				Everest
NFGC-23-1242[4]	73.25	76.40	3.15	1.92	Everest
And[4]	82.35	84.80	2.45	4.86
NFGC-23-1260	No Significant Values				Everest
NFGC-23-1281[2]	45.70	48.80	3.10	6.66	Everest
Including	47.65	48.30	0.65	14.97
NFGC-23-1299[1]	78.10	80.30	2.20	3.59	Jackpot
Including	78.10	78.65	0.55	11.39
NFGC-23-1326	No Significant Values				Everest
NFGC-23-1333	No Significant Values				Jackpot
NFGC-23-1339	No Significant Values				Jackpot
NFGC-23-1350[2]	245.25	247.55	2.30	1.09	Jackpot
NFGC-23-1361[2]	39.75	42.00	2.25	1.17	Everest
And[1]	53.55	56.10	2.55	4.41
Including	53.55	54.15	0.60	18.68
And[1]	312.95	318.55	5.60	3.23	K2
Including	312.95	313.35	0.40	31.83
And[1]	320.75	323.20	2.45	1.13
NFGC-23-1374	No Significant Values				Jackpot
NFGC-23-1396[2]	35.55	41.20	5.65	1.05	Jackpot
NFGC-23-1423[1]	20.40	23.10	2.70	146.67	Jackpot
Including	20.40	22.50	2.10	188.10
Including	21.40	21.80	0.40	699.00
And Including	22.10	22.50	0.40	241.00
NFGC-23-1425[2]	36.90	41.00	4.10	118.73	Jackpot
Including	36.90	39.00	2.10	229.71
NFGC-23-1468	No Significant Values				Everest
NFGC-23-1480[1]	96.00	98.45	2.45	1.40	Jackpot
NFGC-23-1568	No Significant Values				Jackpot

Table 2: Summary of composite results reported in this press release for Jackpot

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170% to 95%, 240% to 70%, and 310% to 40% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-22-905	300	-45	254	659500	5430476	Everest
NFGC-22-918	300	-45	365	659552	5430561	Everest
NFGC-22-956	300	-45	434	659451	5430389	Everest
NFGC-22-976	300	-45	363	659493	5430364	Everest
NFGC-22-1000	300	-45	312	659339	5429992	Everest
NFGC-22-1006	300	-45	203	659511	5430643	Everest
NFGC-22-1030	300	-45	275	659401	5430301	Everest
NFGC-23-1111	245	-45	138	659195	5429843	Everest
NFGC-23-1175	120	-45	266	659364	5430583	Everest
NFGC-23-1183	120	-45	251	659320	5430608	Everest
NFGC-23-1192	120	-45	251	659325	5430663	Everest
NFGC-23-1198	345	-60	155	659178	5430601	Everest
NFGC-23-1214	75	-45	407	659140	5430510	Everest
NFGC-23-1233	75	-45	296	659270	5430436	Everest
NFGC-23-1242	345	-60	224	659269	5430437	Everest
NFGC-23-1260	75	-45	293	659171	5430263	Everest
NFGC-23-1281	300	-45	330	659433	5430058	Everest
NFGC-23-1299	299	-45.5	276	659371	5429800	Jackpot
NFGC-23-1326	98	-42	99	659291	5429905	Everest
NFGC-23-1333	150	-45	153	659286	5429849	Jackpot
NFGC-23-1339	300	-45	387	659322	5429714	Jackpot
NFGC-23-1350	300	-45	276	659313	5429602	Jackpot
NFGC-23-1361	300	-45	348	659178	5429565	Everest
NFGC-23-1374	300	-46	261	659375	5429855	Jackpot
NFGC-23-1396	299	-45.5	348	659511	5429891	Jackpot
NFGC-23-1423	0	-71	72	659418	5429888	Jackpot
NFGC-23-1425	270	-72	74	659417	5429884	Jackpot
NFGC-23-1468	300	-45	245	659416	5429427	Everest
NFGC-23-1480	337	-61	216	659394	5429806	Jackpot
NFGC-23-1568	0	-45	78	659547	5429891	Jackpot

Table 3: Details of drill holes reported in this press release

Queensway 500,000m Drill Program Update

The Company is currently undertaking a 500,000m drill program at Queensway and approximately 36,400m of core is currently pending assay results.

Sampling, Sub-sampling, and Laboratory

Assays are uncut, and composite intervals are calculated using a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au.

All drilling recovers HQ core. Drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 metre and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, which are then sealed and marked with the contents.

New Found has submitted samples for gold determination by fire assay to ALS Canada Ltd. (“ALS”) and by photon assay to MSALABS (“MSA”) since June 2022. ALS and MSA operate under a commercial contract with New Found.

Drill core samples are shipped to ALS for sample preparation in Sudbury, Ontario, Thunder Bay, Ontario, or Moncton, New Brunswick. ALS is an ISO-17025 accredited laboratory for the fire assay method.

Drill core samples are also submitted to MSA in Val-d’Or, Quebec. MSA operates numerous laboratories worldwide and maintains ISO-17025 accreditation for many metal determination methods. Accreditation of the photon assay method at the MSA Val D’Or laboratory is in progress.

At ALS, the entire sample is crushed to approximately 70% passing 2mm. A 3,000-g split is pulverized. “Routine” samples do not have visible gold (VG) identified and are not within a mineralized zone. Routine samples are assayed for gold by 30-g fire assay with an inductively-couple plasma spectrometry (ICP) finish. If the initial 30-g fire assay gold result is over 1 g/t, the remainder of the 3,000-g split is screened at 106 microns for screened metallics assay. For the screened metallics assay, the entire coarse fraction (sized greater than 106 microns) is fire assayed and two splits of the fine fraction (sized less than 106 microns) are fire assayed. The three assays are combined on a weight-averaged basis. Samples that have VG identified or fall within a mineralized interval are automatically submitted for screened metallic assay for gold.

At MSA, the entire sample is crushed to approximately 70% passing 2mm. For “routine” samples that do not have VG identified and are not within a mineralized zone, the samples are riffle split to fill two 450g jars for photon assay. The assays reported from both jars are combined on a weight-averaged basis. If one of the jars assays greater than 1 g/t, the remaining crushed material is weighed into multiple jars and are submitted for photon assay.

For samples that have VG identified or are within a mineralized zone, the entire crushed sample is weighed into multiple jars and are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

All samples prepared at ALS or MSA are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver. Samples that reached the upper limit of antimony for this method, were analyzed using atomic absorption spectrometry (ALS method code Sb-AA08).

Drill program design, Quality Assurance/Quality Control and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s quality control protocols.

New Found’s quality control program also includes submission of the second half of the core for approximately 5% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this news release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated September 5, 2023, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 500,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $39.5 million as of September 2023.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; assay results; the interpretation of drilling and assay results, the results of the drilling program, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; the merits of the Queensway project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available at SEDAR+ (www.sedarplus.ca), the Canadian Securities Administrators' national system that all market participants use for filings and disclosure, for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: “Collin Kettell”
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: September 5, 2023	By:	/s/ Collin Kettell
Chief Executive Officer